UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: April 26, 2005

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Clay **Suite 4200** **Houston, Texas** (Address of principal executive offices)	**77002** (Zip code)

713/651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EOG RESOURCES, INC.

Item 2.02 Results of Operations and Financial Condition.

On April 26, 2005, EOG Resources, Inc. issued a press release announcing first quarter 2005 financial and operational results. A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference. This information is not deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 and is not incorporated by reference into any Securities Act registration statements.

Item 9.01 Financial Statements and Exhibits.

      (c) Exhibits

            99.1   Press Release of EOG Resources, Inc. dated April 26, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: April 26, 2005   By: /s/ TIMOTHY K. DRIGGERS
                                  Timothy K. Driggers
                                  Vice President and Chief Accounting Officer
                                  (Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.   **Description**

99.1   Press Release of EOG Resources, Inc. dated April 26, 2005



EXHIBIT 99.1

EOG Resources, Inc.   P.O. Box 4362   Houston, TX 77210-4362

News Release

For Further Information Contact:

Investors
Maire A. Baldwin
(713) 651-6EOG (651-6364)

Media and Investors
Elizabeth M. Ivers
(713) 651-7132

EOG RESOURCES REPORTS FIRST QUARTER 2005 RESULTS

- Achieves 19.3 Percent Production Increase
- Extends Barnett Shale Play Boundaries
- Increases Momentum in New South Texas Play
- Announces Successful North Sea Well

FOR IMMEDIATE RELEASE: Tuesday, April 26, 2005

HOUSTON – EOG Resources, Inc. (EOG) today reported first quarter 2005 net income available to common of $200.8 million, or $0.83 per share. This compares to first quarter 2004 net income available to common of $98.1 million, or $0.42* per share.

The results for first quarter 2005 included a previously disclosed $0.9 million ($0.6 million after tax, or less than $0.01 per share) loss on the mark-to-market of financial commodity price transactions. During the quarter, the net cash inflow from the settlement of financial commodity price transactions was $9.8 million ($6.4 million after tax, or $0.03 per share). Consistent with some analysts' practice of matching realizations to settlement months, adjusted non-GAAP net income available to common for the quarter was $207.8 million, or $0.86 per share. EOG's first quarter 2004 results included a $44.5 million ($28.6 million after tax, or $0.12* per share) loss on the mark-to-market of financial commodity price transactions and the net cash outflow from the settlement of financial commodity price transactions was $2.3 million ($1.5 million after tax, or $0.01* per share). Reflecting these items, first quarter 2004 adjusted non-GAAP net income available to common was $125.2 million, or $0.53* per

Energy   Opportunity   Growth share. (Please refer to the table below for the reconciliation of adjusted non-GAAP net income available to common to net income available to common.)

First quarter 2004 per share amounts are restated for the two-for-one stock split effective March 1, 2005.

"EOG's outstanding performance during the first quarter 2005 reflects strong operating results generated from organic production growth combined with robust commodity prices," said Mark G. Papa, Chairman and Chief Executive Officer.

Operational Highlights

Total company daily production increased 19.3 percent during the first quarter versus the same quarter last year. With a continued focus on growth through the drillbit, natural gas production from the United States and Canada increased 12.4 percent.

"Based on first quarter drilling results and production increases from our three operating areas: North America, Trinidad and the North Sea, we can confidently reaffirm our previously stated 13.5 percent production growth target," said Papa. "As the year progresses, we may reevaluate this goal with the possibility of increasing our full year target."

In the Texas Barnett Shale, EOG announced positive results from the Bishop Well in Erath County and the Richards Ranch Well in Jack County. These wells represent the company's initial drilling efforts outside of Johnson County.

"The successful gas tests in counties west and northwest of Johnson County reinforce our optimism that this extended Barnett Shale acreage is natural gas, rather than oil, productive. These test results indicate that a substantial majority, if not all, of our 460,000-acre position lies within the gas window. The next phase is to establish widespread commercial production in these extended areas. We expect to increase our drilling activity in the overall Barnett Shale from four to seven rigs by mid-year," said Papa.

In South Texas, EOG reported success from several different areas. In the Wilcox Play, the Aviator #2 Well in which EOG has a 100 percent working interest recently came on-line at 12 million cubic feet per day (MMcfd). In another Wilcox area, the Buck Hamilton #11 Well was recently completed and is producing 16 MMcfd, gross. EOG has a 50 percent working interest in the well. In a new area that has not yet been disclosed, EOG has been quietly accumulating a 35,000-acre position where it continues to test the viability of a new seismic concept. The most recent well in which EOG has a 100 percent working interest, came on-line at a rate of approximately 20 MMcfd and 500 barrels of oil per day. Currently operating one rig in this new play, EOG plans to add a second later in the year.

EOG also reported a significant discovery in the East Texas Branton Field and a successful well in the North Louisiana Vernon Field. Also in North Louisiana, EOG drilled a successful extension well in the previously announced Driscoll Mountain discovery in which it has a 50 percent working interest. The Davis 21 #1 extends the play limits, providing EOG with an inventory of drilling locations for an active two-rig program for several years.

In the United Kingdom North Sea, the Arthur 2 Well, drilled during the first quarter 2005, proved a new fault block extension of the 2003 Arthur 1 natural gas discovery. EOG has a 30 percent working interest in the Arthur 2, which tested 58 MMcfd, gross. Initial natural gas production is expected to come on-line during the third quarter of 2005.

Conference Call Scheduled for April 27, 2005

EOG's first quarter 2005 conference call will be available via live audio webcast at 9:00 a.m. Central Time (10:00 a.m. Eastern Time) Wednesday, April 27, 2005. To listen, log on to www.eogresources.com. The webcast will be archived on EOG's website through May 11, 2005.

EOG Resources, Inc. is one of the largest independent (non-integrated) oil and natural gas companies in the United States with proved reserves in the United States, Canada, offshore Trinidad and the United Kingdom North Sea. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts, including, among others, statements regarding EOG's future financial position, business strategy, budgets, reserve information, projected levels of production, projected costs and plans and objectives of management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "strategy," "intend," "plan," "target" and "believe" or the negative of those terms or other variations of them or by comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning future operating results, the ability to replace or increase reserves or to increase production, or the ability to generate income or cash flows are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates and interest rates; the timing and impact of liquefied natural gas imports and changes in demand or prices for ammonia or methanol; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; the availability and cost of drilling rigs, experienced drilling crews and tubular steel; the availability, terms and timing of governmental and other permits and rights of way; the availability of pipeline transportation capacity; the extent to which EOG can replicate on its other Barnett Shale acreage outside of Johnson and Parker Counties, Texas, the results of its most recent Barnett Shale wells; whether EOG is successful in its efforts to more densely develop its acreage in the Barnett Shale and other production areas; political developments around the world; acts of war and terrorism and responses to these acts; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. EOG undertakes no obligations to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. As noted above, statements of proved reserves are only estimates and may be imprecise. Any reserve estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include not only proved reserves, but also other categories of reserves that the SEC's guidelines strictly prohibit EOG from including in filings with the SEC. Investors are urged to consider closely the disclosure in EOG's Form 10-K for fiscal year ended December 31, 2004, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this form from the SEC by calling 1-800-SEC-0330 or from the SEC's website at www.sec.gov. In addition, reconciliation and calculation schedules for Non-GAAP Financial Measures referred to in this presentation can be found on the EOG Resources website at www.eogresources.com.

EOG RESOURCES, INC.
FINANCIAL REPORT
(Unaudited; in millions, except per share amounts)

	Quarter Ended March 31		
	2005		2004
Net Operating Revenues	$ 688.2	$	464.3
Net Income Available to Common	$ 200.8	$	98.1
Net Income Per Share Available to Common			
Basic	$ 0.85	$	0.42 *
Diluted	$ 0.83	$	0.42 *
Average Number of Shares Outstanding			
Basic	237.3		231.3 *
Diluted	242.1		235.2 *

* Restated for 2-for-1 stock split effective March 1, 2005.

SUMMARY INCOME STATEMENTS
(Unaudited; in thousands)

	Quarter Ended March 31		
	2005		2004
Net Operating Revenues			
Natural Gas	$ 543,591	$	417,389
Crude Oil, Condensate and Natural Gas Liquids	144,536		90,458
Losses on Mark-to-Market Commodity Derivative Contracts	(940)		(44,455)
Other, Net	969		928
Total	688,156		464,320
Operating Expenses			
Lease and Well, including Transportation	82,875		64,417
Exploration Costs	34,816		25,996
Dry Hole Costs	14,582		10,027
Impairments	12,172		17,648
Depreciation, Depletion and Amortization	153,016		113,797
General and Administrative	28,687		24,915
Taxes Other Than Income	41,913		36,084
Total	368,061		292,884
Operating Income	320,095		171,436
Other Income (Expense), Net	5,465		(2,729)
Income Before Interest Expense and Income Taxes	325,560		168,707
Interest Expense, Net	13,957		16,683
Income Before Income Taxes	311,603		152,024
Income Tax Provision	108,900		51,171
Net Income	202,703		100,853
Preferred Stock Dividends	1,858		2,758
Net Income Available to Common	$ 200,845	$	98,095

EOG RESOURCES, INC.
OPERATING HIGHLIGHTS
(Unaudited)

	Quarter Ended March 31	
	2005	2004
Wellhead Volumes and Prices		
Natural Gas Volumes (MMcf/d)		
United States	689	618
Canada	234	203
United States & Canada	923	821
Trinidad	205	154
United Kingdom	35	-
Total	1,163	975
Average Natural Gas Prices ($/Mcf)		
United States	$ 5.97	$ 5.40
Canada	5.69	4.98
United States & Canada Composite	5.90	5.30
Trinidad	1.74	1.49
United Kingdom	6.65	-
Composite	5.19	4.70
Crude Oil and Condensate Volumes (MBD)		
United States	22.5	20.0
Canada	2.5	2.6
United States & Canada	25.0	22.6
Trinidad	4.1	2.6
United Kingdom	0.2	-
Total	29.3	25.2
Average Crude Oil and Condensate Prices ($/Bbl)		
United States	$ 48.79	$ 34.76
Canada	44.79	31.72
United States & Canada Composite	48.39	34.41
Trinidad	45.38	32.91
United Kingdom	39.74	-
Composite	47.91	34.25
Natural Gas Liquids Volumes (MBD)		
United States	5.5	4.8
Canada	1.5	0.6
Total	7.0	5.4
Average Natural Gas Liquids Prices ($/Bbl)		
United States	$ 29.28	$ 24.71
Canada	27.47	20.14
Composite	28.89	24.21
Natural Gas Equivalent Volumes (MMcfe/d)		
United States	857	767
Canada	258	222
United States & Canada	1,115	989
Trinidad	230	169
United Kingdom	36	-
Total	1,381	1,158
Total Bcfe Deliveries	124.3	105.4

EOG RESOURCES, INC.
SUMMARY BALANCE SHEETS
(Unaudited; in thousands, except share data)

	March 31, 2005	December 31, 2004
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 173,385	$ 20,980
Accounts Receivable, Net	441,157	447,742
Inventories	48,741	40,037
Assets from Price Risk Management Activities	-	10,747
Deferred Income Taxes	25,788	22,227
Other	42,995	45,070
Total	732,066	586,803
Oil and Gas Properties (Successful Efforts Method)	9,934,032	9,599,276
Less: Accumulated Depreciation, Depletion and Amortization	(4,646,824)	(4,497,673)
Net Oil and Gas Properties	5,287,208	5,101,603
Other Assets	97,754	110,517
Total Assets	$6,117,028	$ 5,798,923
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 400,802	$ 424,581
Accrued Taxes Payable	90,911	51,116
Dividends Payable	9,811	7,394
Deferred Income Taxes	20,293	103,933
Other	40,970	45,180
Total	562,787	632,204
Long-Term Debt	1,119,797	1,077,622
Other Liabilities	251,997	241,319
Deferred Income Taxes	1,028,805	902,354
Shareholders' Equity		
Preferred Stock, $0.01 Par, 10,000,000 Shares Authorized:		
Series B, 100,000 Shares Issued, Cumulative,		
$100,000 Liquidation Preference	98,885	98,826
Common Stock, $0.01 Par, 320,000,000 Shares Authorized and		
249,460,000* Shares Issued	202,495	201,247
Additional Paid In Capital	31,480	21,047
Unearned Compensation	(37,116)	(29,861)
Accumulated Other Comprehensive Income	140,741	148,015
Retained Earnings	2,898,126	2,706,845
Common Stock Held in Treasury, 10,364,740 shares at		
March 31, 2005 and 11,605,112* shares at December 31, 2004	(180,969)	(200,695)
Total Shareholders' Equity	3,153,642	2,945,424
Total Liabilities and Shareholders' Equity	$6,117,028	$ 5,798,923

* Restated for 2-for-1 stock split effective March 1, 2005.

EOG RESOURCES, INC.
SUMMARY STATEMENTS OF CASH FLOWS
(Unaudited; in thousands)

| | Three Months Ended March 31, | |
	2005	2004
Cash Flows from Operating Activities		
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income	$ 202,703	$ 100,853
Items Not Requiring Cash		
Depreciation, Depletion and Amortization	153,016	113,797
Impairments	12,172	17,648
Deferred Income Taxes	44,928	32,016
Other, Net	1,257	7,432
Dry Hole Costs	14,582	10,027
Mark-to-Market Commodity Derivative Contracts		
Total Losses	940	44,455
Realized Gains (Losses)	9,806	(2,342)
Tax Benefits From Stock Options Exercised	9,348	2,419
Other, Net	(2,112)	(825)
Changes in Components of Working Capital and Other Liabilities		
Accounts Receivable	5,518	(9,160)
Inventories	(8,701)	(1,849)
Accounts Payable	(26,352)	13,579
Accrued Taxes Payable	41,807	22,094
Other Liabilities	3,666	(371)
Other, Net	(6,459)	6,097
Changes in Components of Working Capital Associated with		
Investing and Financing Activities	25,720	9,576
Net Cash Provided by Operating Activities	481,839	365,446
Investing Cash Flows		
Additions to Oil and Gas Properties	(363,760)	(240,543)
Proceeds from Sales of Assets	19,752	5,954
Changes in Components of Working Capital Associated with		
Investing Activities	(25,671)	(11,162)
Other, Net	(7,394)	(7,646)
Net Cash Used in Investing Activities	(377,073)	(253,397)
Financing Cash Flows		
Net Commercial Paper and Line of Credit Borrowings (Repayments)	42,175	(98,050)
Long-Term Debt Borrowings	-	150,000
Long-Term Debt Repayments	-	(75,000)
Dividends Paid	(8,880)	(8,461)
Proceeds from Stock Options Exercised	14,264	8,775
Other, Net	(49)	264
Net Cash Provided by (Used in) Financing Activities	47,510	(22,472)
Effect of Exchange Rate Changes on Cash	129	1,697
Increase in Cash and Cash Equivalents	152,405	91,274
Cash and Cash Equivalents at Beginning of Period	20,980	4,443
Cash and Cash Equivalents at End of Period	$ 173,385	$ 95,717

EOG RESOURCES, INC.

QUANTITATIVE RECONCILIATION OF ADJUSTED NET INCOME AVAILABLE TO COMMON (Non-GAAP) TO NET INCOME AVAILABLE TO COMMON (GAAP)
(Unaudited; in thousands, except per share amounts)

The following chart adjusts reported first quarter ended March 31 net income available to common to reflect actual cash realized from previously disclosed oil and gas hedges and to eliminate the mark-to-market gain or loss from these previously disclosed oil and gas hedges. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match realizations to production settlement months. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended March 31	
	2005	2004
Reported Net Income Available to Common	$ 200,845	$ 98,095
Mark-to-Market (MTM) Commodity Derivative Contracts Impact		
Total Losses	940	44,455
Realized Gains (Losses)	9,806	(2,342)
Subtotal	10,746	42,113
After Tax MTM Impact	6,915	27,100
Adjusted Non-GAAP Net Income Available to Common	$ 207,760	$ 125,195
Adjusted Non-GAAP Net Income Per Share Available to Common		
Basic	$ 0.88	$ 0.54 *
Diluted	$ 0.86	$ 0.53 *
Average Number of Shares Outstanding		
Basic	237,293	231,289 *
Diluted	242,114	235,242 *

* Restated for 2-for-1 stock split effective March 1, 2005.

EOG RESOURCES, INC.

Quantitative Reconciliation of Discretionary Cash Flow Available to Common (Non-GAAP) to Net Cash Provided by Operating Activities (GAAP)
(Unaudited; in thousands)

The following chart reconciles first quarter ended March 31 net cash provided by operating activities to discretionary cash flow available to common. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust net cash provided by operating activities for exploration costs, changes in components of working capital, other liabilities and preferred stock dividends. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended March 31	
	2005	2004
Net Cash Provided by Operating Activities	$ 481,839	$ 365,446
Adjustments		
Exploration Costs	34,816	25,996
Changes in Components of Working Capital and Other Liabilities		
Accounts Receivable	(5,518)	9,160
Inventories	8,701	1,849
Accounts Payable	26,352	(13,579)
Accrued Taxes Payable	(41,807)	(22,094)
Other Liabilities	(3,666)	371
Other, Net	6,459	(6,097)
Changes in Components of Working Capital Associated with Investing and Financing Activities	(25,720)	(9,576)
Preferred Dividends	(1,858)	(2,758)
Discretionary Cash Flow Available to Common	$ 479,598	$ 348,718